UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42864

CCH Holdings Ltd

(Exact name of registrant as specified in its charter)

No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000

Bukit Mertajam, Pulau Pinang, Malaysia

+(60) 4-5307694

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

 INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 24, 2026, CCH Holdings Ltd (the “Company”) made available to its shareholders a notice convening the Company’s annual general meeting. The annual general meeting is scheduled to take place on March 4, 2026, at 10:00 a.m. local time at No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000 Bukit Mertajam, Pulau Pinang, Malaysia. Copies of the annual general meeting notice and the form of proxy are attached as Exhibits 99.1 and 99.2 to this Report on Form 6-K.

The information contained in this Report on Form 6-K and Exhibits 99.1 and 99.2 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCH Holdings Ltd

	By:	/s/ Goh Kok Foong
		Name:	Goh Kok Foong
		Title:	Chairman and Chief Executive Officer

Date: February 24, 2026

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of 2026 Annual General Meeting
99.2	Form of Proxy

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